Exhibit 99.3
Vast Renewables Limited (formerly Vast Solar Pty Ltd) and Controlled Entities
ABN 37 136 258 574
Condensed consolidated financial statements for the half-years ended December 31, 2024 and 2023

Vast Renewables Limited
Condensed consolidated statements of profit or loss and other comprehensive income (unaudited)

		Six Months Ended December 31,
	Note	2024	2023

		(In thousands of US Dollars, except per share amounts)
Revenue:
Revenue from customers	3	$—	$328
Grant revenue	4	6,619	440
Total revenue		6,619	768

Expenses:
Employee benefits expenses	5	4,136	2,016
Consultancy expenses	5	2,437	2,200
Administrative and other expenses	5	6,589	5,485
Share based listing expenses	20	—	106,017
Raw materials and consumables used		167	586
Depreciation expense		73	27
Finance costs, net	5	532	1,509
Share in loss of jointly controlled entities		300	120
(Gain)/loss on derivative financial instruments	17	(1,960)	164,296
Total expenses		12,274	282,256

Net loss before income tax		(5,655)	(281,488)
Income tax benefit	6	—	2
Net loss		(5,655)	(281,486)

Other comprehensive incomes:
(Loss)/gain on foreign currency translation	15	185	(241)
Total comprehensive loss for the year		$(5,470)	$(281,727)

Net loss per share:
Basic loss per share		$(0.19)	$(66.44)
Diluted loss per share		$(0.19)	$(66.44)

Weighted-average number of common shares outstanding (in thousands):
Basic	14	29,974	4,237
Diluted	14	29,974	4,237
The accompanying notes form part of the condensed consolidated financial statements

Vast Renewables Limited
Condensed consolidated statements of financial position (unaudited)

		December 31,	June 30,
	Note	2024	2024

		(In thousands of US Dollars)
Assets
Current assets:
Cash and cash equivalents		$6,902	$11,081
Trade and other receivables	7	1,402	839
Inventory	8	721	-
Prepaid expenses	9	1,264	1,887
Total current assets		10,289	13,807
Non-current assets:
Investment in joint venture accounted for using the equity method	13	709	1,065
Loans and advances to related parties		672	456
Property, plant and equipment		92	62
Right-of-use-assets		444	379
Intangible assets		46	-
Total non-current assets		1,963	1,963
Total assets		$12,252	$15,770

Liabilities
Current liabilities:
Borrowings and other financial liabilities	12	$-	$-
Derivative financial instruments	12	-	-
Trade and other payables	10	5,785	5,157
Lease liabilities		100	134
Warrants liability	11	2,079	3,670
Deferred consideration payable	13	905	959
Provisions		379	314
Total current liabilities		9,248	10,235
Non-current liabilities:
Lease liabilities		408	299
Borrowings and other financial liabilities	12	6,397	12,821
Provisions		155	156
Derivative financial instruments	12	51	561
Total non-current liabilities		7,011	13,837
Total liabilities		$16,260	$24,072

Equity:
Issued capital	14	$307,737	$297,618
Share-based payment reserve	15	23,937	24,294
Foreign currency translation reserve	15	3,067	2,883
Accumulated losses	16	(338,749)	(333,094)
Total equity / (deficit)		$(4,008)	$(8,300)
Total liabilities and equity		$12,252	$15,772
The accompanying notes form part of the condensed consolidated financial statements

Vast Renewables Limited
Condensed consolidated statements of changes in equity (unaudited)

		Reserves
(In thousands of US Dollars)	Issued Capital	Share-based Payment Reserve	Capital Contribution Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity/ (Deficit)
Note	14	15	15	15	16
As of July 1, 2023	$2,354	$4	$4,591	$3,285	$(39,649)	$(29,415)
Net loss	-	-	-	-	(281,486)	(281,486)
Other comprehensive income	-	-	-	(241)	-	(241)
Share based compensation – earnout shares	-	22,688	-	-	-	22,688
Issuance of shares to employees	638	-	-	-	-	638
Conversion of debt to equity	208,800	-	(4,591)	-	-	204,209
Shares issued to acquire NETC	67,799	-	-	-	-	67,799
PIPE funding	17,506	-	-	-	-	17,506
Shares issued as settlement of transaction expenses	2,057	-	-	-	-	2,057
Transaction costs accounted for as a deduction from equity	(1,536)	-	-	-	-	(1,536)
As of December 31, 2023	$297,618	$22,692	$-	$3,044	$(321,135)	$2,219

As of July 1, 2024	$297,618	$24,294	$-	$2,883	$(333,094)	$(8,300)
Net loss	-	-	-	-	(5,655)	(5,655)
Other comprehensive income	-	-	-	185	-	185
Issuance of shares to employees	3,167	(3,167)	-	-	-	-
Conversion of debt to equity	6,952	-	-	-	-	6,952
Shares to be issued to directors	-	1,260	-	-	-	1,260
Share based compensation	-	1,550	-	-	-	1,550
As of December 31, 2024	$307,737	$23,937	$-	$3,067	$(338,749)	$(4,008)
The accompanying notes form part of the condensed consolidated financial statements

Vast Renewables Limited
Condensed consolidated statements of cash flows (unaudited)

	Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Cash from operating activities:
Net loss	$(5,655)	$(281,486)
Adjustments to net loss:
Share in loss of jointly controlled entities	300	120
Share based listing expense	-	106,017
Share based payments expense	2,827	750
Depreciation and amortization expense	73	27
Non-cash finance costs recognised in profit or loss	563	1,509
Unrealised (gain)/loss on derivative financial instruments	(1,960)	164,296
Deferred income tax expense/(benefit)	-	(2)
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivable	(563)	(650)
(Increase)/decrease in prepayments	623	(2,547)
(Increase)/decrease in tax incentive receivable	-	177
(Increase)/decrease in inventory	(721)	-
Increase/(decrease) in trade and other payables	628	(15,986)
Increase in provisions	64	61
Foreign exchange differences	(126)	(246)
Net cash used in operating activities	$(3,947)	$(27,962)

Cash flows from investing activities:
Interest received	(31)	17
Loans and advances paid to related parties	(270)	(86)
Purchases of property, plant and equipment	(25)	(34)
Payment for intangible asset costs	$(46)	$-
Net cash used in investing activities	$(372)	$(103)

Cash flows from financing activities:
Proceeds from borrowings and other financial liabilities	-	33,333
Proceeds from Capital Reorganisation	-	9,203
Increase/(decrease) in lease liabilities	11	(5)
Net cash generated by financing activities	$11	$42,531

Net increase/(decrease) in cash and cash equivalents	(4,308)	14,466
Effect of exchange rate changes on cash	129	(17)
Cash and cash equivalents at the beginning of the period	$11,081	$2,060
Cash and cash equivalents at the end of the period	$6,902	$16,509
No cash interests were paid during the half-year ended December 31, 2024 or the half-year ended December 31, 2023.
No cash taxes were paid during the half-year ended December 31, 2024 or the half-year ended December 31, 2023.
The accompanying notes form part of the consolidated financial statements

Notes to the condensed consolidated financial statements
1.    General information
The consolidated financial statements comprise of Vast Renewables Limited (formerly Vast Solar Pty Ltd) and the entities it controls. Unless the context requires otherwise, references in this report to “we,” “us,” “our,” “the Company,” or “Vast” mean Vast Renewables Limited and the entities it controls.
Vast is an Australian public company limited by shares incorporated on March 27, 2009. We are a leading renewable energy company that has developed concentrated solar power (CSP) systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Our unique approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products. Our vision is to provide continuous carbon-free energy globally by deploying our CSP technology and complementary technologies (e.g., intermittent solar PV and wind) to deliver renewable and dispatchable electricity, heat and storage on a continuous basis. We believe our CSP technology is capable of providing competitive, dispatchable and carbon-free power for on- and off-grid power generation applications, energy storage, process heat, and has the potential to unlock green fuels production.
Vast's registered office and principal place of business is as follows:
Level 7, Suite 02, 124 Walker Street
North Sydney
NSW 2060
With consummation of the SPAC Merger with Nabors Energy Transition Corp. (“NETC”) on December 18, 2023 (the “Closing Date”) as provided in note 20, this transaction is accounted for as a capital reorganization. The SPAC Merger, which is not within the scope of IFRS 3 as NETC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the SPAC Merger was achieved with the Company issuing shares to NETC shareholders in exchange for the net liabilities of NETC ($11.2 million) as of the Closing Date, accompanied by a share recapitalization. The net liabilities of NETC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Vast Ordinary Shares of $11.99 per share (price of Vast Ordinary Shares at the Closing Date) over the fair value of NETC’s identifiable net liabilities acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share based listing expense”) and further details of share based listing expense is provided in note 20.
As a result of the SPAC Merger, NETC became a wholly-owned direct subsidiary of the Company. On December 19, 2023, the Ordinary Shares and public Vast Warrants commenced trading on the Nasdaq Stock Market, or “Nasdaq,” under the symbols “VSTE” and “VSTEW,” respectively.

The following table provides information relating to our directors and executive officers as of the date of approving these condensed financial statements.

Name	Age	Position
Craig Wood	46	Chief Executive Officer and Director
Marshall (Mark) D. Smith	64	Chief Financial Officer
Alec Waugh	58	General Counsel
Sue Opie	57	Chief People Officer
Chris Comyns	48	General Manager - Technologies
Lachlan Roberts	49	General Manager Project Development and Delivery
Peter Botten	68	Chairman
Colleen Calhoun	57	Director
Thomas Quinn	62	Director
William Restrepo	64	Director
Colin Richardson	63	Director
John Yearwood	64	Director

2.    Material accounting policies
a)Basis of preparation
The condensed consolidated interim financial statements for the half-year reporting period ended December 31, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. These financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.
The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Therefore, these financial statements should be read together with the annual financial statements for the fiscal year ended June 30, 2024.
The accounting policies adopted are consistent with those applied in the Company’s 2024 annual financial statements.
Functional and presentation currency
The functional currency of Vast is Australian dollars (“AUD”) being the primary economic environment in which it operates. The presentation currency of Vast is United States (“US” or “$”) dollars.
b)Going concern
Vast incurred a net loss of $5.7 million and $281.5 million for the half-years ended December 31, 2024 and 2023, respectively and used net cash in operating activities of $3.9 million and $28.0 million for the half-years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had net current assets of $1.0 million and total net liabilities of $4.0 million. As of December 31, 2024, promissory notes totaling $6.4 million held by EDF were outstanding and included in the Company’s liabilities.
On January 12, 2024, the Company issued an additional 681,620 Ordinary Shares to Nabors Lux 2 S.a.r.l ("Nabors Lux") for a consideration of $7.0 million pursuant to the Nabors Backstop Agreement, as contemplated in the Business Combination Agreement, dated February 14, 2023 (as amended, the "BCA"). These shares have been included in the Company’s issued capital as of December 31, 2024.

In addition, in connection with the Capital Reorganisation, Nabors Lux granted the Company a term loan in the form of a backstop loan agreement (the "Backstop Loan Agreement") in an amount of up to $5.0 million which the Company expects to draw upon within the next 12 months.

The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the outstanding debt. In particular, the development and delivery of projects “VS1” (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia) and “SM1” (a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1) will require substantial funding. These projects are expected to rely on outside sources of financing. The Australian Renewable Energy Agency ("ARENA") has announced funding of up to AUD 65 million on February 13, 2023 for VS1. On January 27, 2023, ARENA also announced that the Company will receive up to AUD 19.5 million from ARENA and the Company’s consortium partner, Mabanaft will receive up to EUR 12.4 million from Projektträger Jülich on behalf of the German government for SM1, in each case as part of the HyGATE Program. On November 25, 2024, the Company announced it has signed an updated funding agreement to access up to AUD 30 million of its existing AUD 65 million grant from ARENA, of which AUD 10 million was received during the six months ended December 31, 2024.The funding awards for VS1 and SM1 are each subject to multiple conditions precedent, including but not limited to the ability to provide sufficient equity to meet the balance of funding requirements for the projects, the projects achieving financial close prior to specified dates and securing relevant permitting and approvals such as a grid connection. In addition, the Australian Federal government has announced financial support for the development of VS1 of up to AUD 110 million, the terms and conditions of which (including, inter alia, achievement of financial close of VS1 by a specified date) are to be negotiated with the Department of Climate Change, Energy, the Environment and Water and approved by the Australian Federal Government.

The Company intends to raise additional funding through an external capital raise commencing in the financial year ending June 30, 2025. The Company’s ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.

As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on Vast’s ability to continue as a going concern, and therefore, that the Company may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial statements on a going concern basis. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
c)Application of new and amended accounting standards
A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

The below table summarises the issued accounting standards not yet adopted:

Title	Key requirements	Effective date

Lack of exchangeability – Amendments to IAS 21	The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

	Vast is still assessing the impact, if any, of the changes of IAS 21.	Annual periods beginning on or after 1 January 2025

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
These amendments:
•clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and

•make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

Vast is still assessing the impact, if any, of the changes to the classification and measurement of financial instruments.
Annual periods beginning on or after 1 January 2026

IFRS 18, ‘Presentation and Disclosure in Financial Statements’
This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
•the structure of the statement of profit or loss;

•required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

•enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
Annual periods beginning or after 1 January 2027

IFRS 19, ‘Subsidiaries without Public Accountability: Disclosures’
This new standard works alongside other IFRS
Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

 A subsidiary is eligible if:

 it does not have public accountability; and

•it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.
Annual periods beginning on or after 1 January 2027

Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28	The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations). Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the
	extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.	n/a**
** In December 2015 the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.

3.    Revenue from customers

	Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Consulting fees	$—	$326
Margin fees	—	2
	$—	$328
Consulting fees
Revenue from consulting fees is recognised predominantly in relation to the design, engineering and project management services for a solar facility owned by Commonwealth Scientific and Industrial Research Organisation (CSIRO) based on the actual services provided to them at the end of the reporting period as a proportion of the total services to be provided. Revenue is recognised over time as the customer receives and uses the benefits from consulting services simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours for each project or contract.
Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenue or costs are reflected in profit or loss in the period in which the circumstances that give rise to the change become known by management.
In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by Vast exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.
Margin fees
In relation to the facility mentioned above, Vast is charging a margin fee in the form of 10% administration and handling fee for the procurement of equipment, components, and materials on behalf of CSIRO. The Company recognises revenue from procurement service at a point in time when goods are acquired and are presented net of relevant gross receipts and gross payments.
4.    Grant revenue

	Six Months Ended December 31,
	2024	2023
	(In thousands of US Dollars)
ARENA grant	$6,619	$—
R&D tax credit recoveries	—	440
Grant revenue	$6,619	$440
A. ARENA grant
Contributions have been received from the Australian Renewable Energy Agency (ARENA) in relation to funding a 30MW concentrated solar thermal power reference plan variation contract (variation funding agreement).
Government grants are deferred when received and subsequently recognised in profit or loss in line with the recognition of expenses for which the grants were intended to compensate. As of December 31, 2024 and 2023, respectively, no grant income was deferred on the balance sheet.

B. Research and Development tax incentives
In order to encourage more investing in R&D, the Australian government offers a tax incentive that reduces the Company’s R&D costs by offering tax offsets for eligible R&D expenditure. For the period ended December 31, 2024, Vast is entitled to future tax offsets for qualifying R&D expenditure. Vast carries forward such allowances as future tax credits for the period in which the related R&D expenses are recognised in accordance with IAS 12.(No deferred tax asset was recorded for these tax credits). In the year ended December 31, 2023, Vast received a cash refundable R&D tax offset in respect of its eligible R&D expenditure and recorded below in accordance with IAS 20.
R&D tax incentives

	Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Refundable R&D tax offset for the half-year	$—	$440
R&D Tax credit recoveries recognised as grant income	$—	$440
5.    Expenses
Net loss includes the following expenses:

	Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Consultancy expenses:
Consulting – Corporate	693	467
Consulting – Projects	1,744	1,733
	$2,437	$2,200

Administrative and other expenses:
Legal and accounting expenses	1,466	3,781
Share base payment expenses[1]	2,827	750
Insurance Charges	819	76
Other expenses	1,477	878
	$6,589	$5,485
Employee benefits expenses:
Salaries and wages	3,708	1,730
Other employee benefit expenses	428	286
	$4,136	$2,016
Gain/loss on derivative financial instruments:
Realised loss on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral (2)	-	170,376
Unrealised gain on Promissory Note issued to EDF (2)	(368)	(4,666)
Unrealised gain on NETC Warrants (2)	(1,592)	(1,414)
	$(1,960)	$164,296

(1)Refer to note 15 – Reserves for more details relating to share based payment expenses.
(2)Refer to note 17 – Financial Instruments – Fair values and financial risk management for further details.

Finance costs:
Interest expense on Convertible Note 3 – AgCentral	-	431
Interest expense on Convertible Note 4 – AgCentral	-	506
Interest expense on Convertible Note 5 – AgCentral	-	58
Interest expense on Senior Convertible Notes – AgCentral & Nabors	-	309
Interest expense on Loans from shareholders – AgCentral	-	159
Interest expense on Promissory Note – EDF	532	43
Other	-	3
	$532	$1,509

6.    Income tax expense
The standard rate of corporations’ tax applied to taxable profit is 30% for the six months ended December 31, 2024.The reduced corporate tax rate of 25% under the Base Rate Entity regime was applied for the six months ended December 31, 2023.
As at December 31, 2024, Vast has unused tax losses of $5.2 million and unused tax credits of $0.8 million for which no deferred tax asset has been recognised. Deferred tax assets have not been recognised for the unused tax losses as they are not likely to generate taxable income in the foreseeable future. Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. As management has determined that the recognition criteria associated with Deferred Tax Assets, including Deferred Tax Assets arising from unused losses is not satisfied, whereby it must be probable that future taxable profits will arise, no income tax expense has been recorded and therefore there is no effective tax rate for the six months ended December 31, 2024 and December 31, 2023.
During the half-year ended December 31, 2023, as part of the BCA, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible promissory notes held by AgCentral Energy were discharged and terminated in exchange for Vast shares, as repayment of all the principal outstanding and accrued interest immediately prior to the BCA. As such requirements of the Commercial Debt Forgiveness provisions of the income tax legislation applied, and a gain on forgiveness arose where the market value of the commercial debt amount released was greater than the market value of the shares issued. The net forgiven amount upon consummation of the BCA was $16.5 million. The gain on forgiveness was applied to reduce the tax losses brought forward as at June 30, 2023, certain expenditure amounts incurred in previous income years, and tax credit from Blackhole expenditure incurred in previous income years.
7.    Trade and other receivables

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Trade receivables	—	831
Goods and Service Tax receivable	—	8
Reimbursement receivable for joint operation expenses	1,402	—
	1,402	839

8.    Inventory

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Current assets
Raw materials	509	—
Stock in transit	212	—
	721	—
Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach and is net of any rebates or discounts received.
The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account recent sales experience, aging of inventories and other factors that affect inventory obsolescence. There was no provision for impairment recognized as of December 31, 2024.
9.    Prepaid expenses

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Prepaid insurance	1,141	1,841
Other prepaid expenses	123	46
	1,264	1,887
As at December 31, 2024, the balance of prepaid insurance is predominantly made of the five years cover for Directors and Officers, effective from the date of the Restructuring transaction refer to note 20 .
10.    Trade and other payables

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Trade payables	975	1,184
Accrued expenses	3,924	3,749
Goods and Service Tax payable	541	—
Other payables	345	225
	5,785	5,157
Trade payables and accrued expenses as at December 31, 2024 and December 31, 2023, are predominantly made of consulting and advice costs, and an accrual for excise tax ($2.9 million) to reflect the cash payment of the U.S. Federal Government Inflation Reduction Act of 2022 1% excise tax for the repurchases of stock. The Inflation Reduction Act imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2023.

11.    Warrants liability

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Warrants liability	2,079	3,670
	2,079	3,670
Vast Warrants exchanged in lieu of NETC Warrants consist of 27,529,987 potential ordinary shares, made of: (i) 13,799,987 Ordinary Shares that are issuable by us upon the exercise of 13,799,987 Public Warrants, and (ii) 13,730,000 Ordinary Shares that are issuable by us upon the exercise of 13,730,000 Private Warrants. Each Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, with substantially the same terms as those of the NETC Warrant Agreements.
-NETC Warrants Issuance date: November 16, 2021, transferred to Vast on December 18, 2023
-Maturity date: 5 years from the date of consummation of the BCA
-Exercisable: Currently exercisable and expire on December 18, 2028
-Public Warrants may be redeemed by the issuer at a nominal price if the stock price, when the Warrant is exercisable, reaches a threshold price for 20 out of 30 consecutive days as follows:
◦Redemption price: $0.01
◦Threshold price: $18.00
Effective upon consummation of the BCA,
-each Vast Warrant is exercisable solely for Vast Ordinary Shares;
-the number of Vast Ordinary Shares issued upon exercise of each Vast Warrant is equal to the number of shares of NETC Class A Common Stock issued upon exercise of the applicable NETC Warrant;
-the per share exercise price for the Vast Ordinary Shares issuable upon exercise of such Vast Warrant is equal to the per share exercise price for the shares of NETC Class A Common Stock subject to the applicable NETC Warrant, as in effect immediately prior to the consummation of the BCA.
Both Public and Private Warrants are accounted for as liabilities under IFRS 9 following consummation of the BCA and valued at the Public Warrants trading price. Accordingly, they will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.
As at December 31, 2024, the fair value of Private and Public Warrants has been determined as the quoted price of $0.08.
12.    Borrowings

	December 31, 2024		June 30, 2024
	Current	Non-current	Current	Non-current

	(In thousands of US Dollars)
Promissory Note – EDF	—	6,397	-	5,869
Backstop agreement	-	-	-	6,953
	-	6,397	-	12,822
a)Promissory Note – EDF
On December 19, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF). The key contractual terms of the Promissory Note have been summarised below:
1.The Noteholder is EDF Australia Pacific Pty Ltd.
2.The Promissory Note has a Face Value equivalent to EURO 10,000,000 converted into US$10,831,953 at the USD:EUR exchange rate on Bloomberg on the Closing Date.

3.The Promissory Note will accrue interest at 3% per annum. Interest accrues daily on the daily balance of the Outstanding Principal Amount.
4.The Promissory Note has a term of 5 years from the date of issuance; however the Maturity Date may be extended for a period of 2 years at HoldCo’s option by written notice to EDF. On written notice from HoldCo, EDF must extend.
5.EDF has the right to exchange all or any portion of the outstanding principal amount and interest on the Promissory Note at an exchange rate of US$10.20 per share for a period of 5 years (7 years, if extended) following closing. Any partial exchange cannot be less than US$2,000,000. The exchange is conditional on satisfaction of an exchange condition being, EDF has invested at least US$20,000,000 in the project entity of a CSP Project. The project entity of a CSP Project pertains to the standalone entity incorporated for the purpose of developing the CSP project. EDF can elect an amount up to 75% of its equity contribution to the project entity. The remaining portion is Vast's contribution. A separate Joint Venture agreement will also be entered into for each approved CSP project. This is governed by the ‘Joint Development Agreement’ entered into between Vast Parent and EDF in connection with the ‘Note Purchase Agreement’. Please refer to note 18 - Contingent assets, liabilities & commitment for further discussion on the Joint Development Agreement.
6.New investment clause:
a.If Vast enters into an agreement with certain parties, pursuant to which these parties will pay or contribute funds to Vast, the terms of the agreement in respect to security or priority; duration; or interest rate should not be more favourable than that of the Promissory Note. If the terms are more favourable, then the terms to the agreement will be automatically amended to match such other parties’ terms.
b.If Vast enters into an agreement to raise capital from third party strategic investors through a privately negotiated transaction and any such funds are used to repay the Nabors Backstop then the terms should be no less favourable than the terms of the Promissory Note. If so, the terms of the Promissory Note shall be automatically amended.
As at December 31, 2024, management has evaluated that HoldCo remains in compliance with all covenants, financial (including a prohibition on the declaration or payment of dividends) and non-financial, with respect to the EDF Promissory Note such that non-current classification of the liability is appropriate on the Condensed Statement of Financial Position.
As at December 31, 2024, Vast has evaluated its issuance of the note to determine if the components qualify as derivatives requiring separate recognition in its financial statements. The Company has determined the New investment clause, conversion and interest settlement features at the option of noteholder, to be an ‘embedded derivative’ requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the promissory note at amortised cost, with interest expense recognised on an effective yield basis over the tenure of the note.
The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period.
The embedded derivative as part of such contracts have been tabulated below:

Component	Particulars	December 31, 2024	June 30, 2024

		(In thousands of US Dollars)
Embedded derivative	Promissory Note – EDF	51	561
		51	561
On issuance date, the Embedded derivative liability was recognised for $5.5 million. The Company’s closing share price on the first day of trading, i.e. $11.99 was used, being the closest observable market price to the valuation date. As at December 31, 2024 the valuation of the instrument was measured at $0.1 million, the reduction being predominantly driven by the significant decrease in the Company’s share price during the period since issuance ($1.11 as at December 31, 2024). The conversion option was measured at fair value through profit or loss, driving an unrealised gain of $0.5 million during the period ended December 31, 2024. Refer to volatility and effective interest rate assumptions discussed in note 17 - Financial Instruments – Fair values and financial risk management.

		Six Months Ended December 31,
		2024	2023
Interest expense by applying effective interest rate	Promissory Note – EDF	563	43
		563	43
The average effective interest rate applied during the half-year ended December 31, 2024 is 17.47%.

13.    Interest in other entities
a)Subsidiaries

			Ownership interest
Name	Type		December 31, 2024	June 30, 2024
Nabors Transition Energy Corp	Subsidiary	United States	100%	100%
NWQHPP Pty Ltd	Subsidiary	Australia	100%	100%
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100%	100%
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100%	100%
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100%	100%
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100%	100%
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100%	100%
Vast Renewables HoldCo Corp	Subsidiary	United States	100%	100%
Vast Renewables Management Services LLC	Subsidiary	United States	100%	100%
Vast US Projects HoldCo Corp	Subsidiary	United States	100%	100%
El Paso ProjectCo LLC	Subsidiary	United States	100%	100%
Vast has fourteen wholly owned subsidiaries, incorporated in Australia and the United States as at December 31, 2024 and June 30, 2024. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by Vast and the proportion of ownership interests held equals the voting rights held by Vast.
NWQHPP Pty Ltd, Vast Solar 1 Pty Ltd, Solar Methanol 1 Pty Ltd and Vast Solar Consulting Pty Ltd are non-operational, with no activities performed during the half-years ended December 31, 2024 and June 30, 2024.

b)Joint venture
During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd (“VSA”), a wholly owned subsidiary of the Company, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. Vast acquired 50% of the shares in SiliconAurora on June 15, 2022 from 14D for consideration of $0.07 million as an initial payment and $1.58 million as deferred consideration. The deferred consideration of $0.62 million was paid in July 2022 from the short term loan obtained from Vast’s shareholder and the remainder of $0.96 million is expected to be paid by July 31, 2025, subject to the joint venture receiving a written offer/ notice to connect from the relevant network service provider. The Company intends to undertake fundraising activities. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by repaying the remaining component of deferred consideration and fund Vast's on-going operational expenditure.
SiliconAurora Pty Ltd will be “the legal and beneficial owner” of all the existing assets comprising the project. From a measurement perspective, Vast applies the equity method and accounts for its share as follows.

(In thousands of US Dollars)
Initial investment in SiliconAurora Pty Ltd	69
Transaction costs	56
Deferred consideration	1,578
Total consideration	1,703

Relating to:
- Call option issued to shareholder	96
- 50% interest in SiliconAurora Pty Ltd	1,607

Carrying value of interest in joint venture at June 30, 2024	1,065
The Company recognises a $0.3 million loss for the year ended December 31, 2024, representing 50% of the loss from the joint venture. Vast carries $0.7 million of interest in joint venture at December 31, 2024.
Further, Vast has recognised an interest-free shareholder loan of $0.33 million for its share of project expenses incurred and on-charged to SiliconAurora. The loan has a three-year term with the entire amount repayable on maturity.
Commitments and contingent liabilities in respect of joint ventures:

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Commitment to provide funding for joint venture’s commitments, if called	672	456
As part of the transaction, 14D issued call options to AgCentral, allowing AgCentral to purchase ordinary shares in 14D subject to achieving specific/ general approval obtained in their annual general meeting. Vast has estimated the fair value of the call options to be $0.1 million at the transaction date and has recognised it as part of the acquisition of the investment in SiliconAurora.
14.    Issued capital

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
29,973,504 fully paid following completion of the SPAC Merger, net of transaction costs	307,737	297,618
Total Issued capital	307,737	297,618
Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. The ordinary shares have no par value. The Company does not have a limited amount of authorised capital.

	December 31, 2024
	(In number of shares)	(In thousands of US Dollars)
Issuance of shares to employees (1a,b)	2,036,900	3,805
Conversion of debt to equity (1c) (2)	19,713,113	211,154
Shares issued to acquire NETC (3) (4) (5)	5,654,616	67,799
PIPE funding (6)	1,715,686	17,506
Shares issued as settlement of transaction expenses (7)	171,569	2,057
Shares issued as Nabor's Backstop agreement (8)	681,620	6,953
Transaction costs accounted for as a deduction from equity (IAS 32)	-	(1,536)
Total Issued capital	29,973,504	307,737
At the Effective Time, Vast issued:
(1)As a result of a share consolidation exercise, Vast issued 20,499,999 ordinary shares immediately prior to completion of the SPAC Merger. In a reverse stock split the equity of the merged entity shall reflect the original carrying value of the target’s equity (i.e. Vast) plus the net proceeds received from NETC. Shares issued to Legacy Vast shareholders:
(a)2,036,900 Ordinary Shares issued to MEP Share holders under the MEP Deed dated on or around July 30, 2020, as amended on February 14, 2023 pursuant to the MEP De-SPAC Side Deed. These were exchanged on 1 to 1 basis using carrying value determined just prior to share consolidation exercise. Refer to Note 15 – Reserves for further details;
(b)264,533 Ordinary Shares granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the BCA. Vast consolidates the trust. These shares are treated as treasury shares with Nil carrying value as at December 31, 2024. Refer to Note 15 – Reserves for further details;
(c)18,198,566 Ordinary Shares issued to AgCentral Energy Pty Ltd in exchange for settlement and cancellation of:
(i)25,129,140 Legacy Vast Shares for which AgCentral paid an average price of approximately $0.09 per share. On exchange date, the Company recognised the new issued shares at the carrying amount of Legacy Vast Shares from the condensed statement of financial position (including the Capital Contribution Reserve associated to AgCentral, forming part of Vast’s opening reserves as of July 1, 2023), and
(ii)convertible notes and other indebtedness of Vast towards AgCentral. On conversion to equity, the Company derecognised the financial liabilities at their carrying amount from the condensed statement of financial position and recognised them as issued capital. This includes the derivative financial liabilities associated with the notes.
(2)An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral and Nabors Lux.
(3)An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock to the holders thereof. Pursuant to the Business Combination Agreement, each share of NETC Class A Common Stock (other than Redemption Shares) issued and outstanding immediately prior to the Effective Time were exchanged for a number of Ordinary Shares. This includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its’ financing obligations.
(4)An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares (On March 30, 2021, NETC was funded with $25,000 for which it issued 8,625,000 shares of Class F common stock, par value $0.0001 per share - the “Founder Shares”) to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement. Includes and 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the SPAC Merger in connection with CAG’s investments. Pursuant to the CAG Non-Redemption Agreement, CAG agreed not to redeem the shares of NETC’s Class A common stock, in exchange for Nabors agreeing to issue to CAG 129,911 Vast Ordinary Shares. On conversion, the difference between the fair value of the shares issued and net assets/liabilities acquired has been recorded as share based payment expense. Refer to note 20 – Capital reorganization (the “SPAC Merger”) for further information.
(5)350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as Incremental Funding Commitment Fee.
(6)An aggregate of 1,715,686 Ordinary Shares to AgCentral and Nabors Lux pursuant to their respective Equity Subscription Agreements.
(7)171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.
(8)Pursuant to the Nabors Backstop Agreement, Vast issued 681,620 Ordinary Shares to Nabors Lux for an aggregate of $7.0 million or $10.20 per share.
15.    Reserves

	December 31,	June 30,
	2024	2024

	(In thousands of US Dollars)
Share-based payment reserve	23,937	24,294
Foreign currency translation reserve	3,067	2,883
Closing Balance	27,004	27,176
Movement in share-based payment reserve is as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	24,294	4
Add: Fair value of earnout for NETC Sponsor issuable to Nabors Lux	-	22,576
Add: Share based payment expense for the period from December 19, 2023 to December 31, 2024	-	112
Issuance of shares to employees	(3,167)	-
Add: Shares to be issued to directors	1,260	-
Add: Share based payment expense for the period ended December 31, 2024	1,697	-
Forfeiture of shares	(147)	-
As of December 31	23,937	22,692
As of December 31, 2024, the Group had the following share-based payment arrangements:
Earnout for NETC Sponsor issuable to Nabors (equity settled):
Upon the occurrence of the following events, 2,400,000 Ordinary Shares are issuable to NETC pursuant to the Support Agreement:
-“Triggering Event I” are to the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
-“Triggering Event II” means the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
-“Triggering Event III” means the date on which the volume-weighted average closing sale price of one Vast Ordinary Share quoted on the exchange on which Vast Ordinary Shares are then listed is greater than or equal to

$17.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
Earnout shares are subject to market vesting conditions and internal milestone conditions. They have been recognised as an incremental share based payment upon consummation of the BCA under IFRS 2. Refer to note 20 – Capital reorganization (the “SPAC Merger”) for further details on the share based listing expense.
The fair value of the Earnouts has been estimated using a Monte Carlo simulation to calculate the pay-off based on contractual terms using the following key inputs:
•underlying asset value: a range of value between AUD $1 million to AUD $4 million
•closing stock price at valuation date: $11.99
•price volatility of the company’s shares, based on guideline companies adjusted for size and leverage: 25%
•discounted at the term-matched risk free rate: 3.90%
Earnout for Legacy Vast shareholder issuable to AgCentral:
In addition, upon the occurrence of Triggering Events I, II, and III discussed above, and of Triggering Event IV” meaning the date on which a notice to proceed is issued under a contract in respect of the procurement of a 30MW/288MWhr concentrated solar power project at Port Augusta in South Australia, 2,799,999 Ordinary Shares are issuable to AgCentral pursuant to the Business Combination Agreement.
The quoted market price of Vast shares that was used to determine the cost of listing is presumed to include an adjustment for these earnout shares. As a consequence, the fair value of the earnout shares issuable to Legacy Vast shareholders is already factored into the cost of listing and a separate adjustment was not considered necessary.
MEP shares (equity settled):
The purpose of the Management Equity Plan (“MEP”) was to provide medium to long term incentive to eligible employees and contractors of Vast by having a plan pool limit of 100 shares. 80 shares were issued during the year ended June 30, 2022 at a fair value of AUD $70 per share, with eligible employees and contractors paying cash of AUD $10 per share in addition to providing services to the Company in exchange for those shares. As the shares did not have any vesting conditions, the excess of the grant date fair value of the shares and the amount paid by the employees was therefore recognised as share-based payment expense in full at the time of the grant of the shares. The shares did not carry any voting rights nor rights to any dividends or other distributions. Following the occurrence of a liquidity event as defined in the MEP Deed or as otherwise defined by the Company’s Board of Directors (“Board”), the Board in its discretion could allow MEP shareholders an entitlement linked to the exit price in form of cash or conversion to ordinary shares from such an event. As per the MEP Deed, management’s share is 25% of exit proceeds where the sale price is AUD$10 million or less, or 33.33% where it is above AUD$10 million. Vast had historically accounted for the share-based payment as an equity-settled scheme, as Vast had determined that it did not have a present obligation to settle the share-based payment in cash.
On February 14, 2023, Vast, AgCentral Energy and the participants to the MEP entered into a MEP De-SPAC Side Deed and Amendment to the MEP Deed to clarify a suitable mechanism for MEP participants to realise the economic benefit of their MEP Shares. The key modification terms of the MEP De-SPAC Side Deed and Amendment to the MEP Deed include the introduction of a vesting period and ‘Agreed Fixed Deductions’ to be used in allocation of profits on completion of the BCA. The modification of the terms and conditions of the MEP did not increase the total fair value of the share-based payment arrangement and was not beneficial to the MEP participants. As a result, there was no additional expense recognised.
The MEP shares meet the definition of a share-based payment arrangement as eligible employees and contractors will receive equity instruments in exchange for services provided to the Company, with a partial cash subscription payment. Accordingly, MEP shares are recognised at their grant date fair values of AUD $70 per share, with the difference between cash proceeds received (AUD $10 per share) and the fair value of MEP shares recognised within the share-based payment reserve.
In addition, immediately prior to the consummation of the BCA, 5 MEP shares were cancelled on December 18, 2023.

Upon consummation of the BCA, the 75 MEP shares issued to eligible employees and contractors of Vast were converted into 2,036,900 Ordinary Shares, forming part of the Legacy Vast issued capital. The 75 MEP shares converted at a rate of 26,453 Vast Ordinary Shares per MEP, with 5 MEP shares receiving an additional 10,581 Vast Ordinary Shares per MEP share. The additional value allocated to these shares were recognised at fair value and expensed immediately through profit or loss within share based payment expense for USD0.6 million (refer to note 5 – Expenses).
Shares issued under the Employee share plan for the benefit of participants in Vast’s Equity Remuneration Schemes (equity settled):
On December 18, 2023, 264,533 Ordinary Shares were granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the BCA. Vast consolidates the trust. These shares vested and was issued at December 31, 2024. Those shares were issued by Vast at the discretion of AgCentral. As such, Vast made a grant of share based payment to employees, including key management personnel. Refer to note 21 – Related Party transactions for further details.

Movement in foreign currency translation reserve is as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	2,883	3,285
Movement during the year	185	(241)
As of December 31	3,067	3,044
To the extent that the amount recognised in the Foreign Currency Transaction Reserve (FCTR) arose as a consequence of translating the company's financial statements into the USD presentation currency, these amounts will not subsequently be reclassified to profit or loss.
Movement in capital contribution reserve is as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	-	4,591
Interest forgiveness on convertible notes and shareholder loan	-	-
Derecognition upon consummation of the BCA	-	(4,591)
Deferred tax impact	-	-
As of December 31	-	-
The capital contribution reserve represents the modification adjustment from loan from shareholder and convertible note issued to AgCentral Energy Pty Ltd (Noteholder). The Noteholder agreed to changes to the terms and conditions, which included interest waivers and term extensions as outlined in Note 12 - Borrowings, in their capacity as the shareholder of the entity. The gains arising as a result of the changes to the terms and conditions were therefore recognised directly in equity as a contribution in their capacity as owner. Modification adjustments presented are never reclassified to profit or loss. The balance in the reserve was derecognised against Issued Capital upon the consummation of the BCA and derecognition of the convertible notes.

16.    Accumulated losses
Movements in accumulated losses were as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	(333,094)	(39,649)
Loss during the half-year	(5,655)	(281,486)
As of December 31	(338,749)	(321,135)
17.    Financial Instruments – Fair values and financial risk management
This note explains Vast’s accounting classifications and fair values including its exposure to financial risks and how these risks could affect Vast’s future financial performance. Current year profit or loss information has been included where relevant to add further context.
(a)Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial liabilities, including the ones accounted for in Reserves, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

	December 31,
	2024	2023

	(In thousands of US Dollars)
Warrants liability designated at fair value – Level 1 hierarchy (1)	2,079	2,767
NETC Earnout facility designated at fair value – Level 1 hierarchy (2)	-	22,576
Derivative financial instrument designated at fair value associated with EDF Promissory Note – Level 3 hierarchy (3)	51	950
(1)Refer to note 11 – Warrants liability for key valuation inputs applied to these warrants.
(2)Refer to note 15 – Reserves for key valuation inputs applied to these earnouts. The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Monte Carlo simulation	Risk free rate: 3.90% Volatility: 25%
(3)The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value associated with EDF Promissory Note as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes call option pricing model	Risk free rate: 4.34% (2023:3.92%) Volatility: 60% (2023: 40%)
A 10% increase in the volatility assumption would result in a change of $0.03 million in fair value of the derivative financial instrument as December 31, 2024 (December 31, 2023: $0.19). A 10% increase in the risk-free rate assumption would not result in a material change in fair value of the derivative financial instrument as of December 31, 2024 and 2023.

Reconciliation of level 3 fair values
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

Movements in derivative financial instruments	(In thousands of US Dollars)
Opening balance as of July 1, 2024	561
Fair value changes recognised as unrealised gain in profit or loss - Embedded derivative associated with EDF Promissory Note	(510)
Closing balance as of December 31, 2024	51
(b)Market risk
(i)Foreign exchange risk
Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not Vast’s functional currency i.e. AUD.
Exposure
Vast’s exposure to foreign currency risk at the end of the reporting period, expressed in EUR and USD are as follows:

	December 31, 2024	June 30, 2024

	(In thousands)
Trade payables
EUR	138	94
GBP	16	—
USD	69	62
Amounts recognised in profit or loss and other comprehensive income:
During the year, the following foreign exchange related amounts were recognised in profit or loss:

	Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Amounts recognised in profit or loss
Unrealised Currency Gain/(Loss)	(11)	58
Realised Currency Gain/(Loss)	(479)	(56)
	(490)	2
Given the limited exposure, Vast manages its foreign exchange risk exposure by monitoring exchange rates at regular intervals before making an informed decision to transact in such currencies.
(c)Credit risk
Credit risk is the risk of financial loss to Vast if a customer or counterparty to a financial instrument fails to meet its contractual obligations arising principally from Vast’s receivables from customers. Credit risk arises from cash and cash equivalents as well as credit exposures from customers, including outstanding receivables. The carrying amount of financial assets represents the maximum credit exposure.

Trade receivables
Vast’s exposure to credit risk is influenced mainly by the individual characteristics of each customer which are primarily government organisation and joint operator. Vast applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Management believes that Vast's overall exposure to credit risk from Trade receivables to not be material.
Cash and cash equivalents
Vast held cash and cash equivalents of $6.9 million and $11.1 million as of December 31, 2024 and June 30, 2024, respectively. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- based on Standard and Poor’s ratings. Management believes that Vast's overall exposure to credit risk from cash and cash equivalents to be not material.
(d)Liquidity risk
Liquidity risk is the risk that Vast will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Vast’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Vast’s reputation.
Vast’s exposure to Liquidity risk primarily pertains to promissory notes issued to EDF. Coupon interest is payable at the rate of 3% per annum on the principal outstanding while interest accrues daily and is capitalised and payable at maturity (i.e. December 14, 2028).

	As of December 31, 2024
	(In thousands of US Dollars)
	Carrying amount	Total contractual cash flows	2 months or less	3-36 months	Beyond 36 months
Promissory Note	6,397	10,928	-	-	10,928
Deferred consideration	(905)	933	-	(933)	-
Trade Payables	(5,785)	5,785	(5,785)	-	-
Warrants liability	(2,079)	2,079	-	(2,079)	-
Lease liabilities	(508)	645	(25)	(442)	(178)
Total non-derivatives	(2,880)	20,370	(5,810)	(3,454)	10,750

	As of June 30, 2024
	(In thousands of US Dollars)
	Carrying amount	Total contractual cash flows	2 months or less	3-36 months	Beyond 36 months
Promissory Note - EDF	(5,869)	10,928	-	-	(10,928)
Backstop Agreement - Nabors	(6,953)	6,953	-	(6,953)	-
Deferred consideration	(959)	994	-	(994)	-
Trade Payables	(5,157)	5,157	(5,157)	-	-
Warrants liability	(3,670)	3,670		(3,670)	-
Lease liabilities	(433)	578	(20)	(199)	(359)
Total non-derivatives	(23,040)	28,280	(5,177)	(11,816)	(11,287)
In order to manage its liquidity, whilst the management has secured a level of additional funding, in order to fund the operating cash flows and maintain these minimum liquidity reserve levels, it is likely that additional working capital funding will be required. If Vast is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses.

18.    Contingent assets, liabilities & commitment
1)On December 7, 2023, the Company entered into a Joint Development Agreement (“JDA”) with EDF, pursuant to which :
a.the Company and EDF will co-develop CSP Projects on an exclusive basis, subject to certain preexisting exceptions, in (i) Australia and, (ii) subject to certain conditions relating to expanding this exclusivity, other jurisdictions,
b.EDF will be provided with a right to elect to invest equity in CSP Projects which become Approved Projects and
c.the Company will have the right to be the exclusive supplier of CSP Technology to all Potential Eligible Projects, Eligible Projects and Approved Projects.
Pursuant to the EDF JDA, the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF will establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement (“JVA”) will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA.
The EDF JDA will automatically terminate upon the later of (1) seven years from the closing date of the EDF Note Purchase Agreement and (2) the date the parties entered into a JVA with respect to an Approved Project with an expected nameplate capacity equal to or exceeding 200 megawatts, which may include a JVA for VS1, VS3 and SM1. The EDF JDA contains customary provisions regarding certain events of default and each party’s right to terminate its obligations thereunder. In the event a party contemplates a Change of Control of such party, the other party must first consent to such Change of Control but such consent may not be unreasonably withheld or delayed if (1) the transferor is the Company, it continues to own 100% of the CSP Technology and the Background IP (as defined therein) and (2) the transferee continues to have the technical and financial capability to perform its obligations under the EDF JDA.

19.    Subsequent Events

The Company has assessed all events from December 31, 2024, up through February 28, 2025, which is the date these consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these consolidated financial statements.

20.    Capital reorganization (the “SPAC Merger”)
The SPAC Merger was accounted for as a capital reorganization by Vast. The merger was achieved by Vast issuing shares to NETC shareholders in exchange for the net liabilities of NETC as of the closing date.
The SPAC Merger was not within the scope of IFRS 3 because NETC did not meet the definition of a business in accordance with IFRS 3. Rather, the SPAC Merger was accounted for as an asset acquisition, with the difference between the fair value of the purchase consideration of NETC over the fair value of NETC’s identifiable net liabilities acquired expensed as service for stock exchange listing under IFRS 2.

Vast was determined to be the accounting acquirer based on the following:
-Vast’s previous majority shareholder has a majority voting interest;
-AgCentral, a Legacy Vast shareholder, has the ability to nominate the majority of the members of the board of directors;
-The existing senior management of Vast continues to be the senior management following the SPAC Merger;
-The business of Vast comprises the ongoing operations following the SPAC Merger; and
-Vast was the larger entity, both in terms of substantive operations and number of employees.
Share based listing expenses of $106.0 million represent non-cash IFRS 2 charges recorded in connection with the consummation of the SPAC merger.
The transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC’s net assets or liabilities, as relevant, contributed. The fair value of the Vast Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary share at closing as of December 19, 2023.
The estimated fair value of the equity instruments issued to NETC shareholders considers the impact of Ordinary Shares issuable to Legacy Vast shareholders (i.e. AgCentral Energy Pty Ltd and certain employees of Vast), upon the occurrence of certain Triggering Events or earlier, upon a change of control in accordance with the earnout provisions. Refer to note 15 – Reserves for further details.
The fair value of share consideration of $94.8 million and NETC’s net liabilities of $11.2 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106.0 million The difference is reflected as a share based listing expense of $106.0 million for the services provided by NETC in connection with the listing. The fair value calculation of $94.8 million is based on the estimated fair value of Ordinary Shares issued to NETC shareholders in connection with the SPAC Merger, including an estimated fair value of the Earnout Shares for NETC of $22.6 million.
These condensed financial statements for the half-year ended December 31, 2024 and the year ended June 30, 2024, give effect to the SPAC Merger and related transactions as of December 18, 2023, summarized below:

Ordinary Shares issued in exchange for the following (in thousands):
NETC Class A Common Stock (b)	805
Backstop Commitment Fee (f)	350
NETC Class F Common Stock (b)	3,000
Accelerated Earnback Shares (f)	1,500
Ordinary Shares issued	5,655

Fair value of Vast shares issued in exchange for NETC shares valued at $11.99 per share	$67,799
Vast Warrants issued in exchange for NETC warrants (c)	4,129
Shares issued as settlement of transaction expenses (e)	307
Fair value of earnout for NETC Sponsor (g, h)	22,576
Fair value of share consideration	94,811

Adjusted NETC’s net liabilities upon closing (a)	11,206
Total	106,017

(a)the merger of NETC with and into Neptune Merger Sub Inc., a wholly owned subsidiary of Vast, with NETC surviving the merger as a wholly-owned subsidiary of Vast. The net liabilities of NETC upon closing were as follows:

Assets:	As at December 18, 2023 (in thousands)
Cash	9,203
Prepaid expenses	1,325
Total assets	10,528
Liabilities:
Trade and Other Payables	21,525
Income taxes payable	209
Total liabilities	21,734

Total net liabilities	(11,206)
(b)the completion of the Vast pre-closing reorganization, which included the Existing Convertible Note Conversion, the MEP Share Conversion, and the Vast Split Adjustment; the exchange of all outstanding Founder Shares into 3.0 million Ordinary Shares, and all outstanding NETC Class A Shares that were not redeemed by the Class A shareholders into an equivalent number of Ordinary Shares;
(c)the exchange of all outstanding NETC Warrants into an equal number of Vast Warrants, with substantially the same terms;
(d)the entry into various agreements with CAG, under which CAG committed to invest $7.0 million of PIPE Financing. CAG and Vast agreed that this commitment would be satisfied by CAG’s purchase of Class A common stock of NETC from existing NETC stockholders who previously elected to redeem their shares in connection with the SPAC Merger and whose redemption election would be reversed. The $7.0 million included in Cash has been reflected in Issued Capital of Vast upon consummation of the BCA;
(e)the issuance of 171,569 Ordinary Shares to Guggenheim Securities as consideration for its services. A resulting loss of $0.3 million upon consummation of the BCA has been recorded within share based listing expenses;
(f)the issuance of 1.5 million Ordinary Shares as Accelerated Earnback Shares pursuant to the Nabors Backstop Agreement and issuance of 350,000 Ordinary Shares as Incremental Funding Commitment Fee pursuant to the October Notes Subscription Agreement.
(g)During the Earnout Period, Vast may issue up to an aggregate of 2.4 million additional Ordinary Shares to NETC Sponsor in three equal tranches and up to an aggregate of 1.3 million Ordinary Shares to Legacy Vast shareholders in three equal tranches, upon the occurrence of each Triggering Event. Refer to note 15 – Reserves for further details.
(h)Additionally, Vast may also issue 1.5 million Ordinary Shares to Legacy Vast shareholders upon receiving a notice to proceed under a contract for the procurement of a concentrated solar power plant at Port Augusta, in South Australia. Refer to note 15 – Reserves for further information.
Also included in the SPAC Merger, yet not forming part of the purchase consideration for the asset acquired are the following transactions:
-the entry into Equity Subscription Agreements and a Notes Subscription Agreement (including the October Notes Subscription Agreement) by Nabors Lux and AgCentral to purchase up to $15.0 million each ($30.0 million combined) of Ordinary Shares for $10.20 per share through the issuance of up to $5.0 million to AgCentral and $7.5 million to Nabors Lux ($12.5 million combined of Senior Convertible Notes from time to time beginning on the date of signing of the BCA and ending on the Closing date and $12.5 million to AgCentral and $10.0 million to Nabors Lux ($22.5 million combined) of committed subscriptions under the PIPE Financing funded on the Closing Date;
-the entry into the Nabors Backstop Agreement (as amended by the amendment to the Nabors Backstop Agreement dated December 7, 2023) by Nabors Lux to provide $10.0 million backstop to Vast to underwrite the potential investment by additional investors provided that the amount of the backstop be reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common

Stock by NETC public stockholders and (b) amounts invested by additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates);
-the entry into the EDF Note Purchase Agreement to purchase a promissory note with an aggregate principal amount of EUR10.0 million (equivalent to approximately $10.9 million on December 18, 2023);
The following summarized the number of Ordinary Shares issued upon closing of the BCA (December 18, 2023):

	Shares outstanding upon closing of the BCA
	Ownership in shares	%
Legacy Vast shareholders	20,499,999	70.0%
Other	804,616	2.7%
NETC initial stockholders	4,500,000	15.4%
Shares issued to Nabors Lux and AgCentral in connection with financing transactions	3,315,700	11.3%
Shares issued as settlement of transaction expenses	171,569	0.6%
Total shares issued upon closing	29,291,884	100.0%
21.    Related party transactions
a)Majority Shareholders

			Ownership interest
Name	Type	Place of incorporation	December 31, 2024	June 30, 2024
AgCentral Energy Pty Ltd	Parent company	Australia	55.0%	71.0%
Nabors Industries Ltd.		USA	32%	32%

b)Subsidiaries

		Place of incorporation	Ownership interest
Name	Type		December 31, 2024	June 30, 2024
Nabors Transition Energy Corp	Subsidiary	United States	100%	100%
NWQHPP Pty Ltd	Subsidiary	Australia	100%	100%
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100%	100%
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100%	100%
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100%	100%
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100%	100%
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100%	100%
Vast Renewables HoldCo Corp	Subsidiary	United States	100%	100%
Vast Renewables Management Services LLC	Subsidiary	United States	100%	100%
Vast US Projects HoldCo Corp	Subsidiary	United States	100%	100%
El Paso ProjectCo LLC	Subsidiary	United States	100%	100%
c)Transactions with other related parties
The following transactions occurred with related parties:

	For the Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Lease rental payment to other related parties	38	5
Loan drawn down from parent entity – subsequently converted to Issued Capital upon consummation of the Capital Reorganisation	-	12,500
Loan drawn down from investors – subsequently converted to Issued Capital upon consummation of the Capital Reorganisation	-	10,000
Settlement of all Convertibles Notes, Senior Convertible Notes and Loans from Shareholder upon consummation of the Capital Reorganisation	-	(226,373)
(Gain)/loss on revaluation of derivative financial instruments	(1,960)	170,376
Movement in Investment in joint venture	300	(99)
Share based payment expense for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast.	1,697	112

d)Key management personnel compensation

	For the Six Months Ended December 31,
	2024	2023

	(In thousands of US Dollars)
Short-term employee compensation/benefits	1,655	1,151
Share-based payment expense (1) (2)	1,779	672
Long-term employee compensation/benefits	(6)	10
	3,428	1,833
In addition to the compensation outlined above, certain directors and executive officers of Vast are beneficiaries of Ordinary Shares. These shares were issued in settlement of MEP shares that had been granted, vested and expensed in previous years. The total number of Ordinary Shares, including NETC Warrants, issued to Key management personnel is 3,616,000 during the six months ended December 31, 2024 and December 31, 2023.
(1)Additional value allocated to the MEP shares as discussed in note 15 – Reserves, were recognised at fair value and expensed immediately through profit or loss during the half year ended December 31, 2023, within share based payment expense for $634 thousands.
(2)In addition, the Share based payment expense of $112 thousands for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast, for the half-year ended December 31, 2024 as shown in note 21 (c) above, includes a portion of $37 thousands for the shares granted to key management personnel.
e)Outstanding balances arising from sales/purchases of goods and services
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Lease liabilities for lease arrangement with related party	133	33
f)Loans to/(from) related parties

	December 31, 2024	June 30, 2024

	(In thousands of US Dollars)
Loan to joint venture	672	456
Loan from shareholder	-	(6,953)
g)Terms and conditions
The leasing arrangement with related party, they have been entered into arm’s length basis.